EXHIBIT 17

January 18, 2003

Mr. James Minder
Chairman Board of Directors
SMITH & WESSON HOLDING CORPORATION
14500 North Northsight Boulevard
Scottsdale, AZ 85260

Dear Mr. Minder:

I, James D. Staudohar, resign my position on the Board of Directors of Smith & Wesson Holding Corporation (and Smith & Wesson Corporation) effective immediately. My resignation encompasses my Chairmanship of the Audit Committee, member of the Compensation Committee and member of the Nominating Committee.

The COSO standards state that publicly traded corporations must have “tone at the top” as a major component of its corporate governance.

The ad hoc “group of five” meeting on Thursday, January 15th, 2004 by five Board members and counsel (Robert Kant) set a tone that is unacceptable to me and I am in disagreement with this and the actions taken by the Board at the meeting on Friday, January 16th, 2004. The meeting did not meet corporate governance standards as had been previously agreed upon by the Board of Directors of Smith & Wesson Holding Corporation.

Upon arrival at the meeting, you and I met in the parking lot and walked to the building together. You advised me at 8:50 a.m. that the Board was planning to vote me off as Chairman of the Audit Committee due to the fact that it had determined at the prior day’s meeting that I had a conflict of interest with my wife’s company. I was stunned!

The meeting was called to order by Roy Cuny, Chairman. It became immediately apparent that the agenda for the meeting was being modified to include items that the “group of five” had determined were relevant to the meeting. Included in these items was removing me as Chairman of the Audit Committee. As the discussion ensured, I challenged the legal premise of the decision. Mr. Robert Kant (GREENBERG TRAURIG) advised myself and the other seven Board members that the materiality threshold was zero. This point was repeated by individuals in the “group of five” as being a true, accurate and legal premise. Jim, you were advised on Friday, preliminarily, by John Huber that I was truly an independent director.

The discussions relevant to reviewing revoking my Chairmanship of the Audit Committee will be in the minutes of the Board Meeting of January 16, 2003 and will get broad distribution to many including but not limited to the SEC, American Stock Exchange, PwC as well as all Board Members. By this issue being raised in a public forum, it has called into question my integrity, honesty, character and reputation. I have had my long professional business career impugned.

In light of this situation, please notify Daniel Larson, Smith & Wesson, legal counsel to contact me regarding indemnification of Board of Directors legal costs as I will be retaining legal counsel on this matter.

In closing, I am requesting that this letter of resignation be included as part of the appropriate corporate filings with both the SEC and the American Stock Exchange.

Very truly yours,

JAMES D. STAUDOHAR
10157 East Bayview Drive
Scottsdale, AZ 85258

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